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                                                                     EXHIBIT 8.1



                          [KING & SPALDING LETTERHEAD]


                               September 24, 1997



Board of Directors
Post Properties, Inc.
3350 Cumberland Circle
Suite 2200
Atlanta, Georgia 30339


      Re: Federal Income Tax Consequences of the Merger of Columbus Realty Trust with and into Post LP Holdings, Inc., a Wholly Owned Subsidiary of Post Properties, Inc.


Ladies and Gentlemen:

      We have acted as special tax counsel to Post Properties, Inc., a Georgia corporation ("Post"), in connection with the proposed merger (the "Merger") of Columbus Realty Trust, a Texas real estate investment trust ("Columbus") with and into and Post LP Holdings, Inc., a Georgia corporation ("Merger Sub"), pursuant to the Agreement and Plan of Merger by and among Columbus, Post and Merger Sub, dated as of August 1, 1997 (the "Merger Agreement"). Pursuant to
Section 6.2.5 of the Merger Agreement, you have requested our opinion regarding certain of the federal income tax consequences of the Merger.

      All capitalized terms used herein without definition have the respective meanings specified in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the Merger (the "Registration Statement"), and all references herein to the Code are to the Internal Revenue Code of 1986, as amended.




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September 24, 1997
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                              INFORMATION RELIED ON

      In rendering the opinions expressed herein, we have examined such documents as we have deemed appropriate, including the Declaration of Trust of Columbus, the Merger Agreement and the Registration Statement.

      In our examination of documents, we have assumed, with your consent, that all documents submitted to us as photocopies or telecopies faithfully reproduce the originals thereof, that such originals are authentic, that all such documents have been or will be duly executed to the extent required, and that all statements of fact set forth in such documents are accurate. In addition, we have obtained such additional information and representations as we have deemed relevant and necessary through consultation with various representatives of Post, Merger Sub, and Columbus, including written certificates (the "Representation Letters") from Post, Merger Sub, Post GP Holdings, Inc., a Georgia corporation ("GP Sub"), Post Apartment Homes, L.P. (the "Operating Partnership") and Columbus verifying certain relevant facts that have been represented to us.

      We have assumed, with your consent, that the statements contained in the Representation Letters are true and correct on the date hereof. We have not attempted to independently verify such representations.

                                    OPINIONS

      Based upon the foregoing, it is our opinion that:

            (1) The Merger should constitute a "reorganization" within the meaning of Section 368(a) of the Code, and Columbus and Post should each be a "party" to the reorganization withing the meaning of section 368(b) of the Code. In that event:

                  (a) no gain or loss will be recognized by a holder of Columbus Common Shares (the "Shareholders") who receives Post Common Stock for Columbus Common Shares exchanged therefor (except with respect to any cash received in lieu of a fractional interest in Post Common Stock);

                  (b) the aggregate tax basis of the Post Common Stock to be received Shareholders will be the same as the aggregate tax basis in the Columbus Common Shares surrendered in exchange (reduced by any amount allocable to a fractional share interest for which cash is received);

                  (c) the holding period of the Post Common Stock to be received by a Shareholder pursuant to the Merger will include the holding period of the Columbus Common Shares exchanged therefor,


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September 24, 1997
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            provided that the Columbus Common Shares are held as a capital asset at the Effective Time; and

                  (d) no gain or loss will be recognized by Columbus or Post as a result of the Merger.

            (2)   Merger Sub will constitute a "qualified REIT subsidiary" under section 856(i) of the Code immediately after the Merger.

         The opinions expressed herein are based upon existing statutory, regulatory, and judicial authority, any of which may be changed at any time with retroactive effect. In addition, our opinions are based solely on the documents that we have examined, the additional information that we have obtained, and the facts set out in the Representation Letters that we have assumed, with your consent, to be true and correct. Our opinions cannot be relied upon if any of the facts contained in such documents or in any such additional information is, or later becomes, inaccurate or if any of the facts set out in the Representation Letters is, or later becomes, inaccurate.

         Following the Merger, Merger Sub intends to transfer all of Columbus's assets and liabilities to the Operating Partnership, which will be effected by merging Merger Sub into the Operating Partnership. The Internal Revenue Service (the "IRS") has issued proposed regulations (which have a prospective effective date and therefore would not apply to the Merger if finalized in their present form) which indicate that the contribution of Columbus's assets and liabilities to the Operating Partnership subsequent to the Merger will not adversely affect the Merger's qualification as a tax-free reorganization because Post will own (through its qualified REIT subsidiaries) a substantial portion (in excess of 80%) of the aggregate interests, as well as the sole general partnership interest, in the Operating Partnership. The proposed regulations reflect a change in the position taken by the IRS in certain informal pronouncements that a post-reorganization contribution by the acquiring corporation of all of a target corporation's assets to a partnership would prevent the acquisition from qualifying as a tax-free reorganization. Although the proposed regulations will not apply to the Merger, we believe that the proposed regulations, which are interpretative rather than legislative, correctly interpret existing law and that a court should not reach a contrary conclusion under existing statutory and judicial authorities.

         Our opinions are limited to the United Stated federal income tax matters specifically covered thereby, and we have not been asked to address, nor have we addressed, any other federal, state, local, or foreign income, estate, gift, transfer, sales, use, or other tax consequences that may result from the Merger or any other transaction (including any transaction undertaken in connection with the Merger). We express no opinion regarding the tax consequences of the Merger to Shareholders that are subject to special tax rules (including without limitation the tax treatment of Columbus Common Shares which were acquired pursuant to the exercise of employee stock options or rights or otherwise as compensation).


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September 24, 1997
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         This opinion is being delivered to you solely in connection with the
Merger Agreement, pursuant to Section 6.2.5 of the Merger Agreement. It may not be relied upon for any other purpose or by any other person or entity, and may not be made available to any other person or entity without our prior written consent.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference of this firm in the Registration Statement.

                                                       Very truly yours,

                                                       /S/ King & Spalding
                                                       -------------------
                                                       KING & SPALDING